Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 7 to Registration Statement No. 333-192989 of Medical Transcription Billing, Corp. of our report dated November 12, 2013 related to the combined financial statements of Metro Medical Management Services, Inc. and MedDerm Billing Inc. as of and for the years ended December 31, 2012 and 2011 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the sale of Metro Medical Management Services, Inc. and MedDerm Billing Inc. to Medical Transcription Billing, Corp.), appearing in the prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

July 14, 2014